April 24, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Brilliant Acquisition, Inc.

Response to Staff Phone Call

Regarding: Form 10-12G

File No. 000-55377

To the men and women of the SEC:

On behalf of Brilliant Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to Staff’s oral response.

COMPANY RESPONSE

We “Brilliant Acquisition Inc.” are acknowledging that:

-We are responsible for the adequacy and accuracy of the disclosure in our filings;

-The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-That we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 24, 2015

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO